UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2016

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1.	Report of 3Q2016 consolidated results

2.	3Q16 Consolidated Earnings Results

Item 1

Report of 3Q2016

consolidated results

Information reported in Ps billions(1) and under IFRS

(1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission (“SEC”). As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a “foreign private issuer” under Rule 405 of the U.S. Securities Act of 1933. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia.

As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance.

Although we are not a financial institution, until December 31, 2014 we prepared the unaudited consolidated financial information included in our quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions.

However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia. As a result, since January 1, 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS. IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB.

The unaudited consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Because of our recent migration to IFRS and recent implementation of IFRS accounting principles, the unaudited consolidated financial information for the first, second and third quarter of 2016, and the comparative information for the relevant unaudited consolidated periods of 2015 presented herein, may be subject to further amendments.

This report may include forward-looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20-F available at the SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 3Q2016 consolidated results Information reported in Ps billions and under IFRS

Bogotá November 29th, 2016. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports a consolidated attributable net income result of Ps 613.9 billion for 3Q16 versus a Ps 601.1 billion figure reported for 2Q16. ROAE for the quarter was 16.2% and ROAA for the quarter was 1.8%.

The following are the main highlights of our 3Q16 results under IFRS:

•	Attributable Net Income for the quarter was 613.9 billion pesos or 27.6 pesos per share, showing a 38% increase versus the comparable 3Q2015 result of 444.8 billion pesos or 20 pesos per share. Year to date, attributable net income, excluding the non-recurrent equity tax expense, increased by 20%.

•	Total gross loan portfolio grew by 4.2% in the last twelve months and by 0.8% in the quarter. In absence of the periods’ exchange rate movements the gross loan portfolio would have grown by 1.1% in the quarter and by 6.2% in the last twelve months.

•	Deposits grew by 5.5% in the last twelve months and declined by 0.6% in the quarter. In absence of the periods’ exchange rate movements, the deposits would have declined by 0.3% in the quarter and grown by 7.5% in the last twelve months.

•	The ratio of Deposits to Net Loans closed at 0.95x in September 30, 2016, fairly unchanged when compared to this same ratio at the end of June 30, 2016 and slightly better when compared to September 30, 2015.

•	In line with our expectations, average yield on loans increased by 60 bps during 3Q2016 reaching 11.9% versus 11.3% in the previous quarter and by 190 bps versus 10% during 3Q2015.

•	We also saw an important NIM expansion during the period. NIM on Loans was 6.8% in 3Q2016 versus 6.5% in 2Q2016 and 6.3% in 3Q2015; Total NIM was 5.8% in 3Q2016 versus 5.6% in 2Q2016 and 5.3% in 3Q2015.

•	Cost of risk for 3Q2016 was 1.9% before recoveries of provisions and 1.7% after recoveries of allowances for loan losses, returning to more normalized levels after the figures for 2Q2016, 2.1% and 1.9%, were impacted by the one-time provision expense to charge off the Pacific Rubiales loan.

•	Our consolidated efficiency ratio, measured as cost to income, was 45.9% for the quarter, 130 bps better than the 47.2% observed during 2Q2016 and 580 bps better when compared to 3Q2015.

•	As of September 30, 2016, all our banks showed Tier 1 capital ratios between 9.5% and 10.5%. Banco Popular’s proforma figures for full solvency reflect a subordinated bond issuance closed post September, 2016.

•	During 3Q2016, our return on average assets was 1.8%, 10bps better than the 1.7% observed during 2Q2016 and 50bps above our ROAA during 3Q2015.

•	Our return on average equity during 3Q2016 was 16.2% almost unchanged versus our ROAE during 2Q2106 and 340 bps above our ROAE during 3Q2105.

2

Report of 3Q2016 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	3Q15	2Q16	3Q16	Δ
				3Q16 vs. 2Q16	3Q16 vs. 3Q15
Cash and cash equivalents	18,749.2	21,004.5	21,913.1	4.3%	16.9%
Total financial assets held for trading through profit or losses	6,071.9	4,777.4	4,946.4	3.5%	-18.5%
Total available for sale financial assets	20,161.6	20,257.6	17,698.9	-12.6%	-12.2%
Investments held to maturity	3,249.7	2,265.6	2,388.6	5.4%	-26.5%
Other financial assets at fair value through profit or losses	1,853.4	1,978.7	2,022.2	2.2%	9.1%
Total loans and receivables, net	137,282.2	142,286.7	143,291.8	0.7%	4.4%
Tangible assets	6,289.3	6,729.9	6,836.5	1.6%	8.7%
Goodwill	6,959.8	6,696.6	6,635.4	-0.9%	-4.7%
Concession arrangements rights	2,204.8	2,415.1	2,453.4	1.6%	11.3%
Other assets	6,565.4	7,274.2	8,185.3	12.5%	24.7%
Total assets	209,387.3	215,686.2	216,371.4	0.3%	3.3%
Derivative instruments held for trading	1,573.7	910.0	895.0	-1.6%	-43.1%
Deposits from clients at amortized cost	129,053.7	137,016.2	136,157.3	-0.6%	5.5%
Interbank borrowings and overnight funds	11,805.7	8,702.2	9,656.7	11.0%	-18.2%
Borrowings from banks and others	17,079.2	16,540.5	15,704.2	-5.1%	-8.1%
Bonds	16,405.6	17,240.2	17,340.5	0.6%	5.7%
Borrowings from development entities	2,376.1	2,739.4	2,664.8	-2.7%	12.1%
Other liabilities	9,146.6	8,756.4	10,173.1	16.2%	11.2%
Total liabilities	187,440.7	191,904.8	192,591.6	0.4%	2.7%
Equity attributable to owners of the parent company	13,740.8	15,083.7	15,150.5	0.4%	10.3%
Non-controlling interests	8,205.8	8,697.7	8,629.4	-0.8%	5.2%
Total equity	21,946.6	23,781.4	23,779.8	0.0%	8.4%
Total liabilities and equity	209,387.3	215,686.2	216,371.4	0.3%	3.3%

Consolidated Statement of income	3Q15	2Q16	3Q16	Δ
Interest income	3,635.2	4,254.9	4,506.7	5.9%	24.0%
Interest expense	1,481.9	2,056.7	2,182.2	6.1%	47.3%
Net interest income	2,153.3	2,198.3	2,324.4	5.7%	7.9%
Impairment loss on loans and accounts receivable	509.7	728.1	695.7	-4.5%	36.5%
Impairment loss on other financial assets	5.7	77.1	7.2	-90.6%	26.0%
Recovery of charged-off assets	(62.6)	(61.0)	(71.0)	16.5%	13.4%
Impairment loss on financial assets, net	452.8	744.2	631.9	-15.1%	39.5%
Net income from commissions and fees	907.2	1,043.0	1,055.6	1.2%	16.4%
Net trading income	(195.8)	201.0	153.2	-23.8%	-178.2%
Net income from financial instruments designated at fair value	38.3	45.3	43.5	-4.0%	13.6%
Total other income (expense)	645.1	698.1	574.0	-17.8%	-11.0%
Total other expenses	1,925.0	2,057.9	2,017.1	-2.0%	4.8%
Income before income tax expense	1,170.2	1,383.6	1,501.7	8.5%	28.3%
Income tax expense	536.6	469.3	537.1	14.4%	0.1%
Income from continued operations	633.6	914.2	964.7	5.5%	52.2%
Income from discontinued operations	-	-	0.1	N.A	N.A
Net income before non-controlling interest	633.6	914.2	964.6	5.5%	52.2%
Non-controlling interest	188.8	313.1	350.6	12.0%	85.7%
Net income attributable to the owners of the parent company	444.8	601.1	613.9	2.1%	38.0%

Key ratios	3Q15	2Q16	3Q16	YTD 2015	YTD 2016
Net Interest Margin(1)	5.5%	5.3%	5.6%	5.4%	5.5%
Net Interest Margin (including net trading income)(1)	5.3%	5.6%	5.8%	5.4%	5.6%
Efficiency ratio(2)	51.7%	47.2%	45.9%	47.8%	45.7%
ROAA(3)	1.3%	1.7%	1.8%	1.5%	1.7%
ROAE(4)	12.8%	16.3%	16.2%	13.1%	15.2%

30 days PDL / Total loans and leases (5)	2.5%	2.8%	2.7%	2.5%	2.7%
Provision expense / Average loans and leases (6)	1.5%	2.1%	1.9%	1.6%	2.0%
Allowance / 30 days PDL (5)	1.04	0.98	1.04	1.04	1.04
Allowance / Total loans and leases	2.5%	2.7%	2.8%	2.5%	2.8%
Charge-offs / Average loans and leases (6)	1.7%	1.9%	1.4%	1.4%	1.6%

Total loans and leases, net / Total assets	65.6%	66.0%	66.2%	65.6%	66.2%
Deposits / Total loans and leases, net	94.0%	96.3%	95.0%	94.0%	95.0%
Equity / Assets	10.5%	11.0%	11.0%	10.5%	11.0%
Tangible equity ratio (7)	7.2%	7.9%	7.9%	7.2%	7.9%

Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	1,180.0	1,160.0	1,240.0	1,180.0	1,240.0
Preferred share price (EoP)	1,175.0	1,180.0	1,260.0	1,175.0	1,260.0
BV/ EoP shares in Ps.	616.7	677.0	680.0	616.7	680.0
EPS	20.0	27.0	27.6	60.5	75.5

P/E (8)	14.7	10.9	11.4	14.6	12.5
P/BV (8)	1.9	1.7	1.9	1.9	1.9

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as personnel plus administrative and other expenses divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others); (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) Total loans excluding interbank and overnight funds and 30 days past due calculated on a capital basis do not include interest accounts receivables; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

3

Report of 3Q2016 consolidated results Information reported in Ps billions and under IFRS

Statement of Financial Position Analysis

1. Assets

Total assets as of September 30th, 2016 totaled Ps 216,371.4 billion showing an increase of 3.3% versus September 30th, 2015, and 0.3% versus June 30th 2016. Growth in assets was mainly driven by a 4.4% year over year growth in total loans and receivables, net to Ps 143,291.8 billion. When excluding FX movement in our Central American operation (“excluding FX”), asset growth would have been 5.4% versus September 30th, 2015 and 0.7% versus June 30th, 2016 and for the total loans and receivables, net growth would have been 6.4% and 1.1%, respectively.

1.1 Loans and receivables

Total gross loans and leases operations and receivables portfolio increased by 4.6% between September 30th, 2016 and September 30th, 2015 to Ps 147,316.3 billion (6.6% excluding FX) driven by

(i) a 10.2% increase in Consumer loans and leases to Ps 44,663.3 billion (12.8% excluding FX), (ii) a 9.3% increase in Mortgage and housing leases to Ps 13,937.3 billion (14.3% excluding FX), (iii) a 0.6% increase in Commercial loans and leases to Ps 85,071.5 billion (2.0% excluding FX) and (iv) a 1.3% increase in Microcredit loans and leases to Ps 396.9 billion (1.3% excluding FX).

Allowance for impairment of loans and receivables was Ps 4,024.6 billion as of September 30th, 2016 taking net loans and receivables to Ps 143,291.8 billion, 4.4% higher than in September 30th, 2015.

Total loans and receivables, net	3Q15	2Q16	3Q16	Δ
				3Q16 vs. 2Q16	3Q16 vs. 3Q15
Loans and receivables
Commercial loans and leases	84,534.3	85,805.4	85,071.5	-0.9%	0.6%
Consumer loans and leases	40,545.0	43,224.0	44,663.3	3.3%	10.2%
Mortgages and housing leases	12,748.4	13,556.3	13,937.3	2.8%	9.3%
Microcredit loans and leases	391.7	394.2	396.9	0.7%	1.3%
Loans and receivables	138,219.5	142,980.0	144,069.1	0.8%	4.2%
Interbank & overnight funds	2,580.7	3,147.5	3,247.3	3.2%	25.8%
Total loans and leases operations and receivables portfolio	140,800.2	146,127.5	147,316.3	0.8%	4.6%
Allowance for impairment of loans and receivables	(3,518.1)	(3,840.8)	(4,024.6)	4.8%	14.4%
Allowance for impairment of commercial loans	(1,800.8)	(1,851.8)	(1,906.7)	3.0%	5.9%
Allowance for impairment of consumer loans	(1,565.7)	(1,808.4)	(1,927.6)	6.6%	23.1%
Allowance for impairment of mortgages	(104.1)	(125.5)	(131.0)	4.4%	25.8%
Allowance for impairment of microcredit loans	(47.5)	(55.1)	(59.2)	7.4%	24.7%
Total loans and receivables, net	137,282.2	142,286.7	143,291.8	0.7%	4.4%

4

Report of 3Q2016 consolidated results Information reported in Ps billions and under IFRS

The following table shows the gross loan composition per entity. During 2016, Banco Popular has shown the highest growth rate within our banking operation in Colombia.

Gross loans / Bank ($)	3Q15	2Q16	3Q16	Δ
				3Q16 vs. 2Q16	3Q16 vs. 3Q15
Banco de Bogotá	91,719.7	93,778.0	94,331.8	0.6%	2.8%
Domestic(1)	51,990.9	53,380.4	52,882.8	-0.9%	1.7%
Central America	39,728.8	40,397.6	41,449.0	2.6%	4.3%
Banco de Occidente	25,096.5	26,779.8	26,795.2	0.1%	6.8%
Banco Popular	14,213.4	15,814.8	16,293.3	3.0%	14.6%
Banco AV Villas	8,425.5	9,019.4	9,133.7	1.3%	8.4%
Corficolombiana(1)	1,858.5	1,711.5	1,822.3	6.5%	-1.9%
Eliminations	(513.4)	(976.0)	(1,060.0)	8.6%	106.4%
Total Grupo Aval	140,800.2	146,127.5	147,316.3	0.8%	4.6%

Gross loans / Bank (%)	3Q15	2Q16	3Q16

Banco de Bogotá	65.1%	64.2%	64.0%
Domestic	36.9%	36.5%	35.9%
Central America	28.2%	27.6%	28.1%
Banco de Occidente	17.8%	18.3%	18.2%
Banco Popular	10.1%	10.8%	11.1%
Banco AV Villas	6.0%	6.2%	6.2%
Corficolombiana	1.3%	1.2%	1.2%
Eliminations	-0.4%	-0.7%	-0.7%
Total Grupo Aval	100%	100%	100%

As detailed below, of the total gross loans of Grupo Aval, 71.9% are domestic and 28.1% are foreign (reflecting the Central American operations). Total foreign gross loans grew 4.3% during the past 12 months and by 2.6% in the quarter. Excluding FX, yearly and quarterly growth for our Central American operations would have been 11.8% and 4.0%, respectively.

Gross loans	3Q15	2Q16	3Q16	Δ
				3Q16 vs. 2Q16	3Q16 vs. 3Q15
Domestic
Commercial loans and leases	67,764.5	69,498.6	68,697.9	-1.2%	1.4%
Consumer loans and leases	26,498.0	28,668.2	29,668.5	3.5%	12.0%
Mortgages and housing leases	4,442.7	5,234.7	5,450.5	4.1%	22.7%
Microcredit loans and leases	391.7	394.2	396.9	0.7%	1.3%
Interbank & overnight funds	1,974.4	1,934.1	1,653.6	-14.5%	-16.3%
Total domestic loans	101,071.4	105,729.9	105,867.4	0.1%	4.7%
Foreign
Commercial loans and leases	16,769.8	16,306.8	16,373.6	0.4%	-2.4%
Consumer loans and leases	14,047.1	14,555.8	14,994.8	3.0%	6.7%
Mortgages and housing leases	8,305.7	8,321.6	8,486.9	2.0%	2.2%
Microcredit loans and leases	-	-	-	-	-
Interbank & overnight funds	606.3	1,213.4	1,593.7	31.3%	162.9%
Total foreign loans	39,728.8	40,397.6	41,449.0	2.6%	4.3%
Total loans and leases operations and receivables portfolio	140,800.2	146,127.5	147,316.3	0.8%	4.6%

(1) Pro-forma figures for 3Q15 for comparability to reflect the deconsolidation of Corficolombiana at Banco de Bogotá.

5

Report of 3Q2016 consolidated results Information reported in Ps billions and under IFRS

The ratio of 30 days PDL to total loans closed 3Q16 in 2.7% compared to the 2.8% in 2Q16. The ratio of NPL to total loans was 1.8% for 3Q16 and 1.7% for 2Q16. Finally, the ratio of CDE Loans to total loans was 4.1% in 3Q16 4.0% in 2Q16.

Grupo Aval’s coverage of its non-performing loans and leases was 1.5x for 3Q16, 1.6x for 2Q16 and 3Q15. Allowance to CDE Loans was 0.7x and allowance to 30 days PDL was 1.0x both for 3Q16 and 2Q16. Impairment loss, net of recoveries of charged off assets to average total loans was 1.7% in 3Q16 versus 1.9% in 2Q16. Charge-offs to average total loans was 1.4% in 3Q16, 1.9% in 2Q16 and 1.6% in 3Q15.

Total loans and leases operations and receivables portfolio	3Q15	2Q16	3Q16	Δ
				3Q16 vs. 2Q16	3Q16 vs. 3Q15
''A'' normal risk	129,233.2	133,225.6	134,098.8	0.7%	3.8%
''B'' acceptable risk	3,442.6	4,053.0	3,997.1	-1.4%	16.1%
''C'' appreciable risk	3,072.3	2,788.2	2,832.2	1.6%	-7.8%
''D'' significant risk	1,545.5	1,918.7	2,039.6	6.3%	32.0%
''E'' unrecoverable	925.8	994.5	1,101.3	10.7%	19.0%
Loans and receivables	138,219.5	142,980.0	144,069.1	0.8%	4.2%
Interbank and overnight funds	2,580.7	3,147.5	3,247.3	3.2%	25.8%
Total loans and leases operations and receivables portfolio	140,800.2	146,127.5	147,316.3	0.8%	4.6%

CDE Loans	5,543.6	5,701.4	5,973.1
30 Days Past Due Loans	3,390.7	3,910.0	3,861.9
90 Days Past Due Loans	1,949.6	2,112.4	2,274.0
Non perfoming loans(1)	2,247.1	2,461.1	2,635.1

CDE loans / Total loans	4.0%	4.0%	4.1%
30 Days PDL / Total loans (*)	2.5%	2.8%	2.7%
90 Days PDL / Total loans (*)	1.4%	1.5%	1.6%
NPL / Total loans (*)	1.6%	1.7%	1.8%

Allowance for impairment / CDE loans	0.6	0.7	0.7
Allowance for impairment / 30 Days PDL	1.0	1.0	1.0
Allowance for impairment / 90 Days PDL	1.8	1.8	1.8
Allowance for impairment / NPL	1.6	1.6	1.5
Allowance for impairment / Total loans (*)	2.5%	2.7%	2.8%

Impairment loss / CDE loans	0.4	0.5	0.5
Impairment loss / 30 Days PDL	0.6	0.7	0.7
Impairment loss / 90 Days PDL	1.0	1.4	1.2
Impairment loss / Average total loans (*)	1.5%	2.1%	1.9%
Impairment loss, net of recoveries of charged-off assets / Average total loans (*)	1.4%	1.9%	1.7%

Charge-offs / Average total loans (*)	1.7%	1.9%	1.4%

(1) NPL defined as microcredit loans more than 30 days past due, consumer more than 60 days past due, mortgage loans more than 120 days past due and commercial loans more than 90 days past due.

(*) Total loans excluding interbank and overnight funds. 30 days past due, 90 days past due and NPL's are calculated on a capital basis and do not include interest accounts receivables.

6

Report of 3Q2016 consolidated results Information reported in Ps billions and under IFRS

1.2 Financial assets held for investment

Total financial assets held for investment decreased 13.7% to Ps 27,056.0 billion between September 30th, 2015 and September 30th, 2016, and by 7.6% versus June 30 th, 2016. Ps 21,595.5 billion of our total gross portfolio is invested in debt securities, which decreased by 16.3% between September 30th, 2015 and September 30th, 2016 and by 10.0% since June 30th, 2016. Ps 2,645.8 billion of total gross investment securities is invested in equity securities, which increased by 9.0% between September 30th, 2015 and September 30th, 2016 and by 14.8% versus June 30th, 2016.

The average yield on our fixed income investment securities (held for trading through profit or losses, available for sale, held to maturity and Interbank & Overnight funds) was 5.6% both in 3Q16 and in 2Q16 and 4.2% in 3Q15.

Financial assets held for investment	3Q15	2Q16	3Q16	Δ
				3Q16 vs. 2Q16	3Q16 vs. 3Q15
Debt securities	3,289.7	2,189.2	2,262.8	3.4%	-31.2%
Equity securities	1,511.3	1,575.5	1,891.1	20.0%	25.1%
Derivative instruments	1,270.9	1,012.7	792.5	-21.7%	-37.6%
Total financial assets held for trading through profit or losses	6,071.9	4,777.4	4,946.4	3.5%	-18.5%
Debt securities	19,246.5	19,527.4	16,944.1	-13.2%	-12.0%
Equity securities	915.1	730.2	754.8	3.4%	-17.5%
Total available for sale financial assets	20,161.6	20,257.6	17,698.9	-12.6%	-12.2%
Investments held to maturity	3,249.7	2,265.6	2,388.6	5.4%	-26.5%
Other financial assets at fair value through profit or losses	1,853.4	1,978.7	2,022.2	2.2%	9.1%
Total financial assets held for investment	31,336.6	29,279.2	27,056.0	-7.6%	-13.7%

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Report of 3Q2016 consolidated results Information reported in Ps billions and under IFRS

1.3 Cash and Cash Equivalents

As of September 30th, 2016 cash and balances at central bank had a balance of Ps 21,913.1 billion showing an increase of 16.9% versus September 30th, 2015 and of 4.3% versus June 30th, 2016 (20.7% increase and 4.9% increase excluding FX).

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of September 30th, 2016 reached Ps 9,806.5 billion, increasing by 2.4% versus September 30th, 2015 and by 0.1% versus June 30th, 2016.

Goodwill as of September 30th, 2016 was Ps 6,635.4 billion, decreasing by 4.7% versus September 30th, 2015 and decreasing by 0.9% versus June 30th, 2016. The decrease in the quarter was driven by the appreciation of the Colombian peso.

Other intangibles, defined as “concession arrangement rights”, reflect the value of road concessions and other financial assets, mainly recorded at Corficolombiana.

2. Liabilities

As of September 30th, 2016 funding represented 94.3% of total liabilities and other liabilities represented 5.7%.

2.1 Funding

Total Funding (Total Financial Liabilities at Amortized Cost) which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds, and

(v) Borrowing from development entities had a balance of Ps 181,523.5 billion as of September 30th, 2016 showing an increase of 2.7% versus September 30th, 2015 and a decrease of 0.4% versus June 30th, 2016 (4.7% and 0.0% increases excluding FX). Total deposits represented 75.0% of total funding as of the end of 3Q16, 75.2% for 2Q16 and 73.0% for 3Q15.

Average cost of funds was 4.8% in 3Q16, 4.5% in 2Q16 and 3.5% in 3Q15. The trend in the average cost of funds resulted from an increasing interest rate environment, an increase in average duration and a change in deposit mix.

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Report of 3Q2016 consolidated results Information reported in Ps billions and under IFRS

Deposits from clients at amortized cost	3Q15	2Q16	3Q16	Δ
				3Q16 vs. 2Q16	3Q16 vs. 3Q15
Checking accounts	29,697.2	30,056.9	28,298.9	-5.8%	-4.7%
Time deposits	49,695.9	55,425.5	58,355.2	5.3%	17.4%
Savings deposits	49,129.9	51,114.9	49,070.6	-4.0%	-0.1%
Other deposits	530.8	418.8	432.6	3.3%	-18.5%
Deposits from clients at amortized cost	129,053.7	137,016.2	136,157.3	-0.6%	5.5%

Of our total deposits as of September 30th, 2016 checking accounts represented 20.8%, time deposits 42.9%, savings accounts 36.0%, and other deposits 0.3%.

The following table shows the deposits composition by bank. Just as in the case of our loan portfolio , the highest growth in deposits came from Banco Popular.

Deposits / Bank ($)	3Q15	2Q16	3Q16	Δ
				3Q16 vs. 2Q16	3Q16 vs. 3Q15
Banco de Bogotá	86,243.8	87,407.5	86,855.3	-0.6%	0.7%
Domestic(1)	49,644.7	50,907.8	50,195.9	-1.4%	1.1%
Central America	36,599.1	36,499.6	36,659.4	0.4%	0.2%
Banco de Occidente	22,347.7	24,824.4	23,791.3	-4.2%	6.5%
Banco Popular	11,813.3	13,928.8	14,294.2	2.6%	21.0%
Banco AV Villas	8,396.4	9,225.2	9,476.9	2.7%	12.9%
Corficolombiana(1)	3,731.1	3,962.0	3,958.7	-0.1%	6.1%
Eliminations	(3,478.6)	(2,331.6)	(2,219.1)	-4.8%	-36.2%
Total Grupo Aval	129,053.7	137,016.2	136,157.3	-0.6%	5.5%

Deposits / Bank (%)	3Q15	2Q16	3Q16
Banco de Bogotá	66.8%	63.8%	63.8%
Local	38.5%	37.2%	36.9%
Central America	28.4%	26.6%	26.9%
Banco de Occidente	17.3%	18.1%	17.5%
Banco Popular	9.2%	10.2%	10.5%
Banco AV Villas	6.5%	6.7%	7.0%
Corficolombiana	2.9%	2.9%	2.9%
Eliminations	-2.7%	-1.7%	-1.6%
Total Grupo Aval	100.0%	100.0%	100.0%

(1) Pro-forma figures for 3Q15 for comparability to reflect the deconsolidation of Corficolombiana at Banco de Bogotá.

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Report of 3Q2016 consolidated results Information reported in Ps billions and under IFRS

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of September 30th, 2016 borrowings from banks and other totaled Ps 18,369.0 billion, showing a decrease of 5.6% versus September 30th, 2015 and of 4.7% versus June 30th, 2016. Excluding FX, borrowings from banks and other decreased 1.7% versus 3Q15 and 4.0% versus 2Q16.

2.1.3 Bonds

Total bonds as of September 30th, 2016 totaled Ps 17,340.5 billion showing an increase of 5.7% versus September 30th, 2015 and 0.6% versus June 30th, 2016. Excluding FX, bonds grew 6.3% versus 3Q15 and 0.7% versus 2Q16.

3. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). As of September 30th, 2016 minority interest was Ps 8,629.4 billion which increased by 5.2% versus September 30th, 2015. Total minority interest slightly decreased from 37.4% of total equity on September 30th, 2015 to 36.3% for September 30th, 2016. Total minority interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Direct & indirect ownership of main subsidiaries	3Q15	2Q16	3Q16	Δ
				3Q16 vs. 2Q16	3Q16 vs. 3Q15
Banco de Bogotá	68.7%	68.7%	68.7%	-	1
Banco de Occidente	72.3%	72.3%	72.3%	-	2
Banco Popular	93.7%	93.7%	93.7%	-	1
Banco AV Villas	79.9%	79.9%	79.9%	-	0
BAC Credomatic (1)	68.7%	68.7%	68.7%	-	1
Porvenir (2)	75.7%	75.7%	75.7%	-	1
Corficolombiana (3)	44.4%	44.5%	44.5%	-	13
Grupo Aval Limited	100.0%	100.0%	100.0%	-	-
Grupo Aval International Ltd.	100.0%	100.0%	100.0%	-	-

(1) BAC Credomatic is fully owned by Banco de Bogotá, as such, the increase in Grupo Aval's total ownership is explained by the rise in our ownership in Banco de Bogotá; (2) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá; (3) Grupo Aval increased its direct ownership in Corficolombiana mainly due to stock dividend distributions and acquisitions through open market transactions.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of September 30th, 2016 was Ps 15,150.5 billion, showing an increase of 10.3% versus September 30th, 2015 and 0.4% versus June 30th, 2016.

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Report of 3Q2016 consolidated results Information reported in Ps billions and under IFRS

Income Statement Analysis

Our net income attributable to shareholders for 3Q16 of Ps 613.9 billion shows an increase of 38.0% versus 3Q15 and 2.1% versus 2Q16.

Consolidated Statement of income	3Q15	2Q16	3Q16	Δ
				3Q16 vs. 2Q16	3Q16 vs. 3Q15
Interest income	3,635.2	4,254.9	4,506.7	5.9%	24.0%
Interest expense	1,481.9	2,056.7	2,182.2	6.1%	47.3%
Net interest income	2,153.3	2,198.3	2,324.4	5.7%	7.9%
Impairment loss on loans and accounts receivable	509.7	728.1	695.7	-4.5%	36.5%
Impairment loss on other financial assets	5.7	77.1	7.2	-90.6%	26.0%
Recovery of charged-off assets	(62.6)	(61.0)	(71.0)	16.5%	13.4%
Impairment loss on financial assets, net	452.8	744.2	631.9	-15.1%	39.5%
Net income from commissions and fees	907.2	1,043.0	1,055.6	1.2%	16.4%
Net trading income	(195.8)	201.0	153.2	-23.8%	-178.2%
Net income from financial instruments designated at fair value	38.3	45.3	43.5	-4.0%	13.6%
Total other income (expense)	645.1	698.1	574.0	-17.8%	-11.0%
Total other expenses	1,925.0	2,057.9	2,017.1	-2.0%	4.8%
Income before income tax expense	1,170.2	1,383.6	1,501.7	8.5%	28.3%
Income tax expense	536.6	469.3	537.1	14.4%	0.1%
Income from continued operations	633.6	914.2	964.7	5.5%	52.2%
Income from discontinued operations	-	-	0.1	N.A	N.A
Net income before non-controlling interest	633.6	914.2	964.6	5.5%	52.2%
Non-controlling interest	188.8	313.1	350.6	12.0%	85.7%
Net income attributable to the owners of the parent company	444.8	601.1	613.9	2.1%	38.0%

1. Net Interest Income

Net interest income	3Q15	2Q16	3Q16	Δ
				3Q16 vs. 2Q16	3Q16 vs. 3Q15
Interest income
Commercial	1,481.9	1,975.5	2,116.2	7.1%	42.8%
Interbank and overnight funds	51.8	25.8	19.1	-25.9%	-63.1%
Consumer	1,556.8	1,740.0	1,846.3	6.1%	18.6%
Mortgages and housing leases	243.6	278.6	279.2	0.2%	14.6%
Microcredit	26.6	28.8	29.5	2.6%	11.0%
Loan portfolio interest	3,360.7	4,048.7	4,290.3	6.0%	27.7%
Interests on investments in debt securities	274.6	206.2	216.3	4.9%	-21.2%
Total interest income	3,635.2	4,254.9	4,506.7	5.9%	24.0%
Interest expense
Checking accounts	46.3	69.1	64.7	-6.3%	39.9%
Time deposits	572.5	827.6	926.1	11.9%	61.8%
Savings deposits	366.8	523.5	542.2	3.6%	47.8%
Total interest expenses on deposits	985.5	1,420.3	1,533.1	7.9%	55.6%
Borrowings	462.4	580.5	594.4	2.4%	28.5%
Interbank borrowings and overnight funds	83.8	167.6	177.4	5.9%	111.7%
Borrowings from banks and others	132.0	133.2	113.4	-14.9%	-14.1%
Bonds	246.7	279.6	303.6	8.6%	23.1%
Borrowings from development entities	33.9	55.9	54.7	-2.2%	61.4%
Total interest expense	1,481.9	2,056.7	2,182.2	6.1%	47.3%
Net interest income	2,153.3	2,198.3	2,324.4	5.7%	7.9%

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Report of 3Q2016 consolidated results Information reported in Ps billions and under IFRS

Our net interest income increased by 7.9% to Ps 2,324.4 for 3Q16 versus 3Q15 and by 5.7% versus 2Q16. The increase versus 3Q15 was derived from a 24.0% increase in total interest income and a 47.3% increase in total interest expense.

Our Net Interest Margin(1) was 5.8% for 3Q16, 5.6% in 2Q16, and 5.3% in 3Q15. Net Interest Margin on Loans was 6.8% for 3Q16, 6.5% in 2Q16 and 6.3% in 3Q15. On the other hand, our Net Fixed Income Investments Margin was 0.5% in 3Q16 versus 0.8% in 2Q16 and 0.5% in 2Q15.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 39.5% to Ps 631.9 billion for 3Q16 versus 3Q15 and decreased by 15.1% versus 2Q16. The impairment loss on loans and accounts receivable in 2Q16 was affected by a one-time expense associated to a provision to charge-off the Pacific Rubiales loan.

Impairment loss on financial assets, net	3Q15	2Q16	3Q16	Δ
				3Q16 vs. 2Q16	3Q16 vs. 3Q15
Impairment loss on loans and accounts receivable	509.7	728.1	695.7	-4.5%	36.5%
Recovery of charged-off assets	(62.6)	(61.0)	(71.0)	16.5%	13.4%
Impairment loss on other financial assets	5.7	77.1	7.2	-90.6%	26.0%
Impairment loss on financial assets, net	452.8	744.2	631.9	-15.1%	39.5%

Our annualized cost of risk was 1.9% for 3Q16, 2.1% for 2Q16 and 1.5% for 3Q15. Net of recoveries of charged-off assets our ratio was 1.7% for 3Q16, 1.9% for 2Q16, and 1.4% for 3Q15.

(1) Grupo Aval’s NIM without income from investment securities held for trading through profit or loss was 5.6% for 3Q16, 5.3% for 2Q16 and 5.5% for 2Q15.

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Report of 3Q2016 consolidated results Information reported in Ps billions and under IFRS

3. Non-interest income

3.1 Net income from commissions and fees

Net income from commissions and fees increased by 16.4% to Ps 1,055.6 for 3Q16 versus 3Q15 and by 1.2% in the quarter. Income from commissions and fees increased by 10.2% to Ps 1,208.1 billion in 3Q16 versus 3Q15 and by 1.4% in the quarter.

Total non-interest income	3Q15	2Q16	3Q16	Δ
				3Q16 vs. 2Q16	3Q16 vs. 3Q15
Income from commissions and fees
Banking fees	792.0	897.1	878.7	-2.0%	11.0%
Trust activities	60.4	40.5	70.5	74.0%	16.7%
Pension and severance fund management	201.4	206.4	211.0	2.2%	4.7%
Bonded warehouse services	42.5	47.5	47.8	0.7%	12.5%
Total income from commissions and fees	1,096.3	1,191.5	1,208.1	1.4%	10.2%
Expenses for commissions and fees	189.2	148.5	152.5	2.7%	-19.4%
Net income from commissions and fees	907.2	1,043.0	1,055.6	1.2%	16.4%

Net trading income	(195.8)	201.0	153.2	-23.8%	-178.2%
Net income from financial instruments designated at fair value	38.3	45.3	43.5	-4.0%	13.6%

Other income (expense)
Foreign exchange gains (losses), net(2)	253.7	196.2	136.4	-30.5%	-46.2%
Net gain on sale of investments	(52.4)	38.8	18.5	-52.4%	-135.3%
Gain on the sale of non-current assets held for sale	4.7	17.0	4.6	-72.9%	-3.3%
Income from non-consolidated investments	72.2	81.6	66.4	-18.7%	-8.0%
Income from non-financial sector, net	200.1	213.0	223.5	4.9%	11.7%
Other operating income	166.8	151.5	124.7	-17.7%	-25.2%
Total other income (expense)	645.1	698.1	574.0	-17.8%	-11.0%

Total non-interest income	1,394.7	1,987.4	1,826.3	-8.1%	30.9%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)Includes equity method and dividends

3.2 Other income (expense)

Total other income (expense) for 3Q16 totaled Ps 574.0 billion decreasing by 11.0% versus 3Q15 and by 17.8% versus 2Q16. Our efficiency ratio measured as operating expenses before depreciation and amortization to total income, was 45.9% in a cost to income basis in 3Q16 improving from the 47.2% achieved in 2Q16 and from 51.7% in 3Q15. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets also improved to 3.4% in 3Q16 from 3.5% in 2Q16 and 3Q15.

4. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). For 3Q16, minority interest in the income statement was Ps 350.6 billion, showing an increase of 85.7% versus 3Q15 and 12.0% versus 2Q16. The ratio of Minority Interest to income before Minority Interest was 36.4% in 3Q16, 34.3% in 2Q16 and 29.8% in 3Q15.

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Report of 3Q2016 consolidated results Information reported in Ps billions and under IFRS

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,340. 1 billion (Ps 816.3 billion of bank debt and Ps 523.8 billion of bonds denominated in Colombian pesos) as of September 30th, 2016. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2017 (USD 600 million) and 2022 (USD 1,000 million) bonds under their respective indentures. As of September 30th, 2016 the total amount outstanding of such bonds was USD 1.6 billion, or Ps 4,624.5 billion when translated into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 1,917.1 billion of total liquid assets and a total gross indebtedness of Ps 5,947.8 billion (Ps 5,917.2 billion when excluding accrued interests payable) and a net indebtedness (including callable senior loans to subsidiaries) of Ps 4,030.7 billion as of September 30th, 2016:

Total liquid assets as of 3Q16
Cash and cash equivalents	599.2
Fixed income investments	117.9
Callable Senior loans to subsidiaries	1,200.0
Total liquid assets	1,917.1

As of September 30th, 2016 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity) was 1.2x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	3Q15	2Q16	3Q16	Δ
				3Q16 vs. 2Q16	3Q16 vs. 3Q15
Double leverage (1)	1.1x	1.2x	1.2x	0.0	0.1
Net debt / Core earnings (2)(3)	3.2x	3.9x	4.1x	0.2	0.9
Net debt / Cash dividends (2)(3)	3.4x	4.8x	4.8x	0.0	1.4
Core Earnings / Interest Expense (2)	3.8x	3.7x	3.4x	-0.3	-0.3

Recent changes in Grupo Aval Limited’s Balance Sheet are expected to improve our double leverage and coverage ratios by the end of 2016.

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends and investments. Banco AV Villas pays declared dividends in one installment per semester in the second and fourth quarters; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments.

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Report of 3Q2016 consolidated results Information reported in Ps billions and under IFRS

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff

Vice President of Financial Planning and Investor Relations

Tel: +571 241 9700 x3600

E-mail: turibe@grupoaval.com

Alejo Sánchez García

Financial Planning and Investor Relations Manager

Tel: +571 241 9700 x3600

E-mail: asanchez@grupoaval.com

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Report of 3Q2016 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	3Q15	2Q16	3Q16	Δ
				3Q16 vs. 2Q16	3Q16 vs. 3Q15

Cash and cash equivalents	18,749.2	21,004.5	21,913.1	4.3%	16.9%

Financial assets held for investment
Debt securities	3,289.7	2,189.2	2,262.8	3.4%	-31.2%
Equity securities	1,511.3	1,575.5	1,891.1	20.0%	25.1%
Derivative instruments	1,270.9	1,012.7	792.5	-21.7%	-37.6%
Total financial assets held for trading through profit or losses	6,071.9	4,777.4	4,946.4	3.5%	-18.5%
Debt securities	19,246.5	19,527.4	16,944.1	-13.2%	-12.0%
Equity securities	915.1	730.2	754.8	3.4%	-17.5%
Total available for sale financial assets	20,161.6	20,257.6	17,698.9	-12.6%	-12.2%
Investments held to maturity	3,249.7	2,265.6	2,388.6	5.4%	-26.5%
Other financial assets at fair value through profit or losses	1,853.4	1,978.7	2,022.2	2.2%	9.1%
Total financial assets held for investment	31,336.6	29,279.2	27,056.0	-7.6%	-13.7%

Loans and receivables
Commercial loans and leases	87,115.0	88,952.9	88,318.8	-0.7%	1.4%
Commercial loans and leases	84,534.3	85,805.4	85,071.5	-0.9%	0.6%
Interbank & overnight funds	2,580.7	3,147.5	3,247.3	3.2%	25.8%
Consumer loans and leases	40,545.0	43,224.0	44,663.3	3.3%	10.2%
Mortgages and housing leases	12,748.4	13,556.3	13,937.3	2.8%	9.3%
Microcredit loans and leases	391.7	394.2	396.9	0.7%	1.3%
Total loans and leases operations and receivables portfolio	140,800.2	146,127.5	147,316.3	0.8%	4.6%
Allowance for impairment of loans and receivables	(3,518.1)	(3,840.8)	(4,024.6)	4.8%	14.4%
Total loans and receivables, net	137,282.2	142,286.7	143,291.8	0.7%	4.4%

Other accounts receivable	2,440.5	3,243.9	3,520.6	8.5%	44.3%
Hedging derivatives	38.6	422.2	384.9	-8.8%	N.A.
Non-current assets held for sale	244.5	156.7	195.7	24.9%	-20.0%
Investments in associates and joint ventures	904.1	1,009.7	1,006.1	-0.4%	11.3%

Own-use property, plant and equipment, net	5,696.3	5,903.2	5,993.3	1.5%	5.2%
Investment properties	369.5	560.4	567.2	1.2%	53.5%
Biological assets	223.5	266.3	276.0	3.6%	23.5%
Tangible assets	6,289.3	6,729.9	6,836.5	1.6%	8.7%

Goodwill	6,959.8	6,696.6	6,635.4	-0.9%	-4.7%
Concession arrangements rights	2,204.8	2,415.1	2,453.4	1.6%	11.3%
Other intangible assets	409.3	688.3	717.6	4.3%	75.3%
Intangible assets	9,573.9	9,799.9	9,806.5	0.1%	2.4%

Current	1,221.3	847.6	1,017.3	20.0%	-16.7%
Deferred	804.0	332.0	757.8	128.3%	-5.7%
Income tax assets	2,025.2	1,179.6	1,775.2	50.5%	-12.3%

Other assets	503.1	574.0	585.3	2.0%	16.3%
Total assets	209,387.3	215,686.2	216,371.4	0.3%	3.3%

Derivative instruments held for trading	1,573.7	910.0	895.0	-1.6%	-43.1%
Total financial liabilities at fair value	1,573.7	910.0	895.0	-1.6%	-43.1%

Deposits from clients at amortized cost	129,053.7	137,016.2	136,157.3	-0.6%	5.5%
Checking accounts	29,697.2	30,056.9	28,298.9	-5.8%	-4.7%
Time deposits	49,695.9	55,425.5	58,355.2	5.3%	17.4%
Savings deposits	49,129.9	51,114.9	49,070.6	-4.0%	-0.1%
Other deposits	530.8	418.8	432.6	3.3%	-18.5%
Financial obligations	45,290.5	42,482.9	42,701.4	0.5%	-5.7%
Interbank borrowings and overnight funds	11,805.7	8,702.2	9,656.7	11.0%	-18.2%
Borrowings from banks and others	17,079.2	16,540.5	15,704.2	-5.1%	-8.1%
Bonds	16,405.6	17,240.2	17,340.5	0.6%	5.7%
Borrowings from development entities	2,376.1	2,739.4	2,664.8	-2.7%	12.1%
Total financial liabilities at amortized cost	176,720.4	182,238.4	181,523.5	-0.4%	2.7%

Hedging derivatives	756.4	90.9	29.1	-68.0%	-96.2%

Litigation	185.5	159.4	157.8	-1.1%	-15.0%
Other provisions	826.7	536.3	530.1	-1.2%	-35.9%
Provisions	1,012.2	695.7	687.8	-1.1%	-32.0%

Current	851.8	716.5	986.1	37.6%	15.8%
Deferred	1,234.5	1,276.9	1,908.6	49.5%	54.6%
Income tax liabilities	2,086.3	1,993.4	2,894.7	45.2%	38.7%
Employee benefits	1,112.1	1,034.4	1,135.8	9.8%	2.1%
Other liabilities	4,179.7	4,942.0	5,425.7	9.8%	29.8%
Total liabilities	187,440.7	191,904.8	192,591.6	0.4%	2.7%

Equity attributable to owners of the parent company	13,740.8	15,083.7	15,150.5	0.4%	10.3%
Non-controlling interests	8,205.8	8,697.7	8,629.4	-0.8%	5.2%
Total equity	21,946.6	23,781.4	23,779.8	0.0%	8.4%

Total liabilities and equity	209,387.3	215,686.2	216,371.4	0.3%	3.3%

16

Report of 3Q2016 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2015	YTD 2016	Δ	3Q15	2Q16	3Q16	Δ
			2016 vs. 2015				3Q16 vs. 2Q16	3Q16 vs. 3Q15
Interest income
Loan portfolio interest	9,431.7	12,241.6	29.8%	3,360.7	4,048.7	4,290.3	6.0%	27.7%
Interests on investments in debt securities	783.6	685.3	-12.6%	274.6	206.2	216.3	4.9%	-21.2%
Total interest income	10,215.3	12,926.9	26.5%	3,635.2	4,254.9	4,506.7	5.9%	24.0%

Interest expense
Checking accounts	136.6	200.6	46.8%	46.3	69.1	64.7	-6.3%	39.9%
Time deposits	1,616.6	2,475.0	53.1%	572.5	827.6	926.1	11.9%	61.8%
Savings deposits	1,013.5	1,522.8	50.3%	366.8	523.5	542.2	3.6%	47.8%
Total interest expenses on deposits	2,766.6	4,198.4	51.8%	985.5	1,420.3	1,533.1	7.9%	55.6%

Borrowings	1,283.8	1,729.7	34.7%	462.4	580.5	594.4	2.4%	28.5%
Interbank borrowings and overnight funds	220.1	494.1	124.5%	83.8	167.6	177.4	5.9%	111.7%
Borrowings from banks and others	318.3	369.1	16.0%	132.0	133.2	113.4	-14.9%	-14.1%
Bonds	745.4	866.4	16.2%	246.7	279.6	303.6	8.6%	23.1%
Borrowings from development entities	91.9	158.9	72.8%	33.9	55.9	54.7	-2.2%	61.4%
Total interest expense	4,142.4	6,086.9	46.9%	1,481.9	2,056.7	2,182.2	6.1%	47.3%
Net interest income	6,072.9	6,839.9	12.6%	2,153.3	2,198.3	2,324.4	5.7%	7.9%

Impairment loss on financial assets
Impairment loss on loans and accounts receivable	1,512.7	2,142.3	41.6%	509.7	728.1	695.7	-4.5%	36.5%
Recovery of charged-off assets	(164.1)	(181.6)	10.7%	(62.6)	(61.0)	(71.0)	16.5%	13.4%
Impairment loss on other financial assets	18.4	85.5	N.A.	5.7	77.1	7.2	-90.6%	26.0%
Impairment loss on financial assets, net	1,367.0	2,046.2	49.7%	452.8	744.2	631.9	-15.1%	39.5%
Net interest income, after impairment loss on financial assets	4,705.9	4,793.8	1.9%	1,700.5	1,454.1	1,692.5	16.4%	-0.5%

Income from commissions and fees
Banking fees(1)	2,205.6	2,681.5	21.6%	792.0	897.1	878.7	-2.0%	11.0%
Trust activities	176.1	145.5	-17.4%	60.4	40.5	70.5	74.0%	16.7%
Pension and severance fund management	594.6	630.9	6.1%	201.4	206.4	211.0	2.2%	4.7%
Bonded warehouse services	123.4	137.3	11.3%	42.5	47.5	47.8	0.7%	12.5%
Total income from commissions and fees	3,099.6	3,595.1	16.0%	1,096.3	1,191.5	1,208.1	1.4%	10.2%
Expenses for commissions and fees	472.3	446.3	-5.5%	189.2	148.5	152.5	2.7%	-19.4%
Net income from commissions and fees	2,627.4	3,148.9	19.8%	907.2	1,043.0	1,055.6	1.2%	16.4%

Net trading income	8.5	487.0	N.A.	(195.8)	201.0	153.2	-23.8%	-178.2%
Net income from financial instruments designated at fair value	114.8	130.5	13.6%	38.3	45.3	43.5	-4.0%	13.6%

Other income (expense)
Foreign exchange gains (losses), net	434.5	533.6	22.8%	253.7	196.2	136.4	-30.5%	-46.2%
Net gain on sale of investments	4.9	205.1	N.A.	(52.4)	38.8	18.5	-52.4%	-135.3%
Gain on the sale of non-current assets held for sale	22.8	24.1	5.9%	4.7	17.0	4.6	-72.9%	-3.3%
Income from non-consolidated investments	198.7	234.2	17.8%	72.2	81.6	66.4	-18.7%	-8.0%
Income from non-financial sector, net	582.5	649.3	11.5%	200.1	213.0	223.5	4.9%	11.7%
Other operating income	535.7	378.5	-29.3%	166.8	151.5	124.7	-17.7%	-25.2%
Total other income (expense)	1,779.1	2,024.8	13.8%	645.1	698.1	574.0	-17.8%	-11.0%

Other expenses
Loss on the sale of non-current assets held for sale	0.0	6.2	N.A.	0.0	3.3	2.5	-24.4%	N.A.
Personnel expenses	2,256.3	2,603.7	15.4%	816.1	863.9	862.8	-0.1%	5.7%
General and administrative expenses	2,855.8	3,262.8	14.3%	931.6	1,041.1	983.9	-5.5%	5.6%
Depreciation and amortization	352.9	333.5	-5.5%	126.8	104.9	121.4	15.7%	-4.3%
Other operating expenses	141.7	123.9	-12.5%	50.4	44.7	46.6	4.1%	-7.7%
Total other expenses	5,606.7	6,330.1	12.9%	1,925.0	2,057.9	2,017.1	-2.0%	4.8%

Income before income tax expense	3,629.0	4,254.8	17.2%	1,170.2	1,383.6	1,501.7	8.5%	28.3%
Income tax expense	1,435.4	1,580.3	10.1%	536.6	469.3	537.1	14.4%	0.1%
Income from continued operations	2,193.6	2,674.5	21.9%	633.6	914.2	964.7	5.5%	52.2%
Income from discontinued operations	-	0.1	-	-	-	0.1	-	-
Net income before non-controlling interest	2,193.6	2,674.4	21.9%	633.6	914.2	964.6	5.5%	52.2%
Non-controlling interest	845.6	992.9	17.4%	188.8	313.1	350.6	12.0%	85.7%
Net income attributable to the owners of the parent company	1,348.0	1,681.5	24.7%	444.8	601.1	613.9	2.1%	38.0%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)Includes equity method and dividends

17

Item 2

1 IFRS 3Q16 Consolidated Earnings Results

2 Grupo Aval Acciones y Valores S.A. (“ Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Share s and Issuers ( Registro Nacional de Valores y Emisores ) and the United States Securities and Exchange Commission (“SEC”). As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a “foreign private issuer” under Rule 405 of the U.S. S ecurities Act of 1933. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia. As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequ acy regulations applicable to banks and other financial institutions. All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente , Banco Popular and Banco AV Villas), Porvenir and Corficolombiana , are subject to inspection and surveillance as financial institutions by the Superintendency of Finance. Although we are not a financial institution, until December 31, 2014 we prepared the unaudited consolidated financial informa tio n included in our quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our acti vit ies as a holding company of a group of banks and other financial institutions. However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia. As a result, si nce January 1, 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS. IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB. The unaudited consolidated financial information included in this document is presented in accordance with IFRS as currently iss ued by the IASB. Details of the calculations of non - GAAP measures such as ROAA and ROAE, among others, are explained when required in this report. Because of our recent migration to IFRS and recent implementation of IFRS accounting principles, the unaudited consolidated f ina ncial information for the first, second and third quarter of 2016 , and the comparative information for the relevant unaudited consolidated periods of 2015 presented herein, may be subject to fu rther amendments. This report may include forward - looking statements, which actual results may vary from those stated herein as a consequence of c hanges in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20 - F available at t he SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document a nd the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates. When applicable, in this document we refer to billions as thousands of millions. Disclaimer

3 The following are the main highlights of our 3Q2016 results under IFRS: (1/2) • Attributable Net Income for the quarter was 613 . 9 billion pesos or 27 . 6 pesos per share, showing a 38 % increase versus the comparable 3 Q 2015 result of 444 . 8 billion pesos or 20 pesos per share . Year to date, attributable net income, excluding the non - recurrent equity tax expense, increased by 20% . • Total gross loan portfolio grew by 4 . 2 % in the last twelve months and by 0 . 8 % in the quarter . In absence of the periods’ exchange rate movements the gross loan portfolio would have grown by 1 . 1 % in the quarter and by 6 . 2 % in the last twelve months . • Deposits grew by 5 . 5 % in the last twelve months and declined by 0 . 6 % in the quarter . In absence of the periods’ exchange rate movements, the deposits would have declined by 0 . 3 % in the quarter and grown by 7 . 5 % in the last twelve months . • The ratio of Deposits to Net Loans closed at 0 . 95 x in September 30 , 2016 , fairly unchanged when compared to this same ratio at the end of June 30 , 2016 and slightly better when compared to September 30 , 2015 . • In line with our expectations, average yield on loans increased by 60 bps during 3 Q 2016 reaching 11 . 9 % versus 11 . 3 % in the previous quarter and by 190 bps versus 10 % during 3 Q 2015 . • We also saw an important NIM expansion during the period . NIM on Loans was 6 . 8 % in 3 Q 2016 versus 6 . 5 % in 2 Q 2016 and 6 . 3 % in 3 Q 2015 ; Total NIM was 5 . 8 % in 3 Q 2016 versus 5 . 6 % in 2 Q 2016 and 5 . 3 % in 3 Q 2015 . Highlights

4 The following are the main highlights of our 3Q2016 results under IFRS: (2/2 ) • Cost of risk for 3 Q 2016 was 1 . 9 % before recoveries of provisions and 1 . 7 % after recoveries of allowances for loan losses, returning to more normalized levels after the figures for 2 Q 2016 , 2 . 1 % and 1 . 9% , were impacted by the one - time provision expense to charge off the Pacific Rubiales loan . • Our consolidated efficiency ratio, measured as cost to income, was 45 . 9 % for the quarter, 130 bps better than the 47 . 2 % observed during 2 Q 2016 and 580 bps better when compared to 3 Q 2015 . • As of September 30 , 2016 , all our banks showed Tier 1 capital ratios between 9 . 5 % and 10 . 5% . Banco Popular’s proforma figures for full solvency reflect a subordinated bond issuance closed post September, 2016 . • During 3 Q 2016 , our return on average assets was 1 . 8% , 10 bps better than the 1 . 7 % observed during 2 Q 2016 and 50 bps above our ROAA during 3 Q 2015 . • Our return on average equity during 3 Q 2016 was 16 . 2 % almost unchanged versus our ROAE during 2 Q 2106 and 340 bps above our ROAE during 3 Q 2105 . Highlights

5 GDP Growth Expectations (%) Source: Bloomberg Consensus Source : DANE. Unemployment (%) Current Account balance (USD mm) Source : Banrep and DANE . Macroeconomic context - Colombia 2.0 2.5 3.0 3.5 4.0 4.5 5.0 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 2016E 2017E 2.1 2.8 11.1% 9.8% 9.6% 8.4% 8.7% 8.6% 10.6% 9.7% 9.9% 9.0% 8.4% 9.0% 8.5% 2010 2011 2012 2013 2014 2015 2016 Unemployment as of December of each period Unemployment as of September of each period (3.0%) (4.6%) (4.3%) (4.9%) (6.7%) (7.2%) (5.4%) (7.7%) (5.7%) (5.8%) (4.0%) (9.0%) (8.0%) (7.0%) (6.0%) (5.0%) (4.0%) (3.0%) (2.0%) (1.0%) 0.0% 0 5,000 10,000 15,000 20,000 25,000 30,000 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Exports (USD mm) Imports (USD mm) Current Account Deficit/GDP

6 7.75% 1.2% 6.48% 0% 1% 2% 3% 4% 5% 6% 7% 8% 9% 10% 2014 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 oct-16 Real GDP growth Inflation Colombian Central Bank's Interest rate Inflation (%) Source: Banrep Source : Banrep . (1) End of period DTF rate (2) End of period 3 - month interbank (IBR) rate Source: Banrep and DANE Central Bank’s Monetary Policy GDP Growth 2015: 3.1 % Macroeconomic context - Colombia a 3.73 3.20 2.44 2.16 1.94 2.93 3.66 4.42 6.77 8.60 1.5 2.5 3.5 4.5 5.5 6.5 7.5 8.5 9.5 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 12-month inflation Lower target range Upper target range Oct - 16: 6.48% 4.50% 7.75% 7.00% 7.32% 4.0% 5.0% 6.0% 7.0% 8.0% Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Colombian Central Bank's Interest Rate (EoP) DTF (1) IBR (2)

7 Source: Bloomberg Source: Bloomberg. ( 100=Jan 31, 2015) Colombian Peso Exchange Rate COP vs Emerging markets’ currencies Colombian Peso vs WTI US$/barrel 3Q15 2Q16 3Q16 3Q16 vs. 2Q16 3Q16 vs. 3Q15 Average 2,938.94 2,993.00 2,948.97 - 1.5% 0.3% End of period 3,086.75 2,919.01 2,880.08 - 1.3% - 6.7% 1,700 2,200 2,700 3,200 3,700 20 40 60 80 100 120 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 WTI (US$ - Lhs) COP Exchange Rate 90 110 130 150 170 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Colombian Peso Brazilian Real Mexican Peso Chilean Peso Peruvian Nuevo Sol Turkish Lira South African Rand Macroeconomic context - Colombia a

8 Macroeconomic context – Central America 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 Jan-15 Mar-15 May-15 Jul-15 Sep-15 Nov-15 Jan-16 Mar-16 May-16 Jul-16 Sep-16 Nov-16 CR GU HO 1.75 3.00 5.50 11.5% 13.8% 8.5% 13.8% 10.2% 14.2% 10.5% Central America Panama Costa Rica El Salvador Guatemala Honduras Nicaragua Source: IMF; (1) Average growth of all the Central American countries Real GDP CAGR Evolution Source: SECMCA, Central Banks, as of September 2015 Oil & gas imports / Total imports (%) Source: SECMCA Central Banks’ Monetary Policies (1) 3.9% 6.2% 4.7% 2.8% 4.0% 3.2% 1.9% 4.1% 5.7% 4.3% 4.3% 3.7% 3.7% 2.4% Central America Panama Nicaragua Costa Rica Guatemala Honduras El Salvador Real GDP CAGR ’12 - ’15E Real GDP CAGR ’15 - ’18E

9 Assets Assets Breakdown Total Assets Figures in Ps. Trillions (1) Foreign operations reflect Central American operations. 209.4 215.7 216.4 3Q15 2Q16 3Q16 3Q16 / 3Q15 = 3.3% 3Q16 / 2Q16 = 0.3% 3Q16 / 3Q15 = 5.4% 3Q16 / 2Q16 = 0.7% Growth excl. FX movement of Central American Operations 65.6% 12.3% 1.6% 20.5% Loans and leases Fixed income investments Unconsolidated equity investments Other 65.6% 12.3% 1.6% 20.5% 3Q15 66.2% 10.0% 1.7% 22.1% 3Q16 Colombian operations , 71.1% Foreign (1) , 28.9% Colombian operations , 72.2% Foreign (1) , 27.8% Colombian operations , 72.3% Foreign (1) , 27.7% 66.0% 11.1% 1.5% 21.4% 2Q16

10 Loans Gross loans Gross loans Breakdown Figures in Ps. Trillions % Growth excluding FX movement of Central American Operations 138.2 143.0 144.1 3Q15 2Q16 3Q16 3Q16 / 3Q15 = 4.2% 3Q16 / 2Q16 = 0.8% 3Q16 / 3Q15 = 6.2% 3Q16 / 2Q16 = 1.1% Growth excl. FX movement of Central American Operations 61.2% 60.0% 59.0% 29.3% 30.2% 31.0% 9.2% 9.5% 9.7% 0.3% 0.3% 0.3% Commercial Consumer Mortgages Microcredit 0.6% 10.2% 9.3% 1.3% 2.0% 12.8% 14.3% 1.3% 3Q16 / 3Q15 3Q15 2Q16 3Q16 138.2 143.0 144.1 Gross loans

11 Loan portfolio quality 1.0x 1.1x 0.8x 3Q15 2Q16 3Q16 Charge offs / Average NPLs 2.5% 2.7% 2.8% 1.6x 1.6x 1.5x 1.0x 1.0x 1.0x 3Q15 2Q16 3Q16 Allowances / NPLs Allowance / 30+ PDLs Allowances / Total loans 2.5% 2.8% 2.7% 1.6% 1.7% 1.8% 3Q15 2Q16 3Q16 30 days PDLs / Total loans NPLs / Total loans 1.5% 2.1% 1.9% 1.4% 1.9% 1.7% 3Q15 2Q16 3Q16 Impairment loss / Average loans Impairment loss (net of recoveries of charged-off assets) / Average loans 0.9x excluding non - recurring charge - offs (1) 30 days PDLs and NPLs exclude interest account receivables. (2) NPL defined as microcredit loans more than 30 days past due, consumer more than 60 days past due, mortgage more than 120 days past due and commercial loans more than 90 days past due (1) 30 days PDLs and NPLs exclude interest account receivables. (1)(2) (1)(2) (1)(2) (1) (1)

12 Loan portfolio quality 3Q15 2Q16 3Q16 3Q15 2Q16 3Q16 Commercial 1.8% 2.1% 1.9% 1.3% 1.3% 1.4% Consumer 3.8% 4.1% 4.2% 2.5% 2.7% 2.8% Mortgages 2.8% 2.7% 2.9% 1.1% 1.1% 1.2% Microcredit 9.4% 10.5% 11.2% 9.4% 10.5% 11.2% Total loans 2.5% 2.8% 2.7% 1.6% 1.7% 1.8% Past due loans (1)(*) Non-performing loans (2)(*) (1) Past Due Loans + 30 / Total Loans. (2) NPL defined as microcredit loans more than 30 days past due, consumer and financial leases more than 60 days past due, mortgage more tan 120 days past due and commercial loans more than 90 days past due . (*) PDL + 30 days: including interest account receivables, is 2.6% for 3Q15, 2.9% for 2Q16 and 3.0% for 3Q16 (*) NPLs: including interest account receivables, is 1.8% for 3Q15, 1.9% for 2Q16 and 2.0% for 3Q16

13 Funding Figures in Ps. Trillions 3Q15 2Q16 3Q16 Others 0.4% 0.3% 0.3% Time deposits 38.5% 40.5% 42.9% Checking accounts 23.0% 21.9% 20.8% Savings accounts 38.1% 37.3% 36.0% Total Deposits 3Q16 / 3Q15 = 5.5% 3Q16 / 2Q16 = - 0.6% 129.1 137.0 136.2 Deposit composition 3Q16 / 3Q15 = 7.5% 3Q16 / 2Q16 = - 0.3% Growth excl. FX movement of Central American Operations 3Q15 2Q16 3Q16 Interbank borrowings 6.7% 4.8% 5.3% Long term bonds 9.3% 9.5% 9.6% Banks and others 11.0% 10.6% 10.1% Deposits 73.0% 75.2% 75.0% Total Funding 176.7 182.2 181.5 Funding composition 3Q16 / 3Q15 = 2.7% 3Q16 / 2Q16 = - 0.4% 3Q16 / 3Q15 = 4.7% 3Q16 / 2Q16 = 0.0% Growth excl. FX movement of Central American Operations 0.94x 0.96x 0.95x 3Q15 2Q16 3Q16 Deposits / Net loans (%)

14 Capital Attributable Shareholders Equity Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) 3Q15 2Q16 3Q16 Minority interest 8.2 8.7 8.6 Attributable equity 13.7 15.1 15.2 Attributable Equity + Minority Interest 3Q16 / 3Q15 = 8.4% 3Q16 / 2Q16 = 0.0% 21.9 23.8 23.8 13.7 15.1 15.2 3Q15 2Q16 3Q16 Attributable Shareholders Equity 3Q16 / 2Q16 = 0.4% 3Q16 / 3Q15 = 10.3% Total Equity / Assets Tangible capital ratio (1) 10.5% 11.0% 11.0% 7.2% 7.9% 7.9% 3Q152Q163Q16 3Q152Q163Q16 3Q152Q163Q16 3Q16 (2) 3Q152Q163Q16 Primary capital (Tier 1) 7.5 6.8 9.5 10.0 9.8 10.4 10.9 9.4 9.6 9.6 10.4 10.1 10.5 Solvency Ratio 10.0 13.0 14.4 11.4 12.4 12.9 11.6 9.7 9.7 11.4 10.8 11.2 11.5 (1) Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and o the r Intangibles. (2) Reflects an estimation on Banco Popular’s pro - forma solvency ratio after the issuance of $300.0 Billion Subordinated Notes in October 2016.

NIM – Net Interest Margin

Net interest income[1] (trillions)

3Q15	2Q16	3Q16	3Q16 / 3Q15	3Q16 / 2Q16
2.1	2.4	2.5	15.7%	4.3%

Net Interest Margin[1]



5.3%
5.6%
5.8%
3Q15
2Q16
3Q16

Avg. cost of total funds[2] 3.5% 4.5% 4.8%

Loans Interest Margin[3]



6.3%
6.5%
6.8%
3Q15
2Q16
3Q16

Avg. yield on loans 10.0% 11.3% 11.9%

Net Investments Margin[4]



0.5%
0.8%
0.5%
3Q15
2Q16
3Q16

Avg. yield on fixed income 4.2% 5.6% 5.6%

(1) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest-earning assets.
(2) When excluding the non-interest bearing funding the average cost of funds would have been 3.8% for 3Q15, 4.9% for 2Q16 and 5.2%% for 3Q16.
(3) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases.
(4) Net Investments Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds.

15
Grupo AVAL

16 Fees and other operating income Figures in Ps. Billions (1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss. (2) Includes equity method income, dividend income and other income . 3Q15 2Q16 3Q16 Income from non-financial sector, net 200.1 213.0 223.5 Net income from financial instruments designated at fair value 38.3 45.3 43.5 Derivatives and foreign exchange gains (losses), net (1) 72.4 223.2 139.0 Income from non-consolidated investments and other (2) 191.3 288.9 214.2 Total other operating income 502.0 770.4 620.1 Other operating income 72.2% 75.3% 72.7% 5.5% 3.4% 5.8% 18.4% 17.3% 17.5% 3.9% 4.0% 4.0% 3Q15 2Q16 3Q16 Gross Fee income Banking fees Fiduciary activities Pension fees Other 1,096.3 1,191.5 1,208.1 3Q16 / 2Q16 = 1.4% 3Q16 / 3Q15 = 10.2% 3Q16 / 3Q15 = 10.1% 3Q16 / 2Q16 = 2.0% Growth excl. FX movement of Central American Operations

17 Efficiency ratio 51.7% 47.2% 45.9% 3Q15 2Q16 3Q16 3.5% 3.5% 3.4% 3Q15 2Q16 3Q16 Efficiency Ratio is calculated as personnel plus administrative and other expenses divided by net interest income plus net trading income, other income and fees and other services income, net ( e xcluding others). Operating expenses / Total Income Operating expenses / Average Assets Efficiency Ratio is calculated as annualized personnel plus administrative and other expenses divided by average of total assets. (1) Efficiency for 1Q16 was calculated excluding the effect of Ps 267.7 billion of wealth tax paid during each period, respectively. When included, efficiency would have been 50.4 % and 3.9% as calculated relative to Grupo Aval’s assets. (1) (1)

18 Profitability Figures excluding wealth tax (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets . ROAA for 1Q16 excludes the effect of Ps 267.7 billion of wealth tax paid during the period . (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. ROAE for 1Q16 excludes the effect of Ps 178.9 billion of attributable wealth tax paid during the period . Figures in Ps. Billions 444.8 601.1 613.9 3Q15 2Q16 3Q16 Net income attributable to controlling interest $20.0 $27.0 $27.6 EPS 22,281 22,281 22,281 Shares outstanding (MM Avg) $29.0 645.3 X.X 1.3% 1.7% 1.8% 3Q15 2Q16 3Q16 ROAA (1) 2.0% 12.8% 16.3% 16.2% 3Q15 2Q16 3Q16 ROAE (2) 16.3%

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2016

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel